UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Hyperion Strategic Bond Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Investment Funds Trust II 01-6231432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 18,580,349.73 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 18,580,349.73 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,580,349.73 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18,580,349.73 shares represent 51.9% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 2 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 3,606,207.81 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 3,606,207.81 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,207.81 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3,606,207.81 shares represent 10.1% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 3 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Motors Investment Management Corporation 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 22,186,557.534 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 22,186,557.534 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,186,557.534 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22,186,557.534 shares represent 62.0% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Page 4 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Motors Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 18,580,349.73 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 18,580,349.73 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,580,349.73 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18,580,349.73 shares represent 51.9% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) BK

Page 5 of 29 Pages

Item 1. Security and Issuer

This Amendment Number 14 to the Statement on Schedule 13D (as amended and supplemented prior to the date of this Amendment, the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Hyperion Strategic Bond Fund, Inc. (formerly the Lend Lease Hyperion High-Yield CMBS Fund, Inc.) (the “Issuer” or “Fund”) with its principal executive offices at c/o Hyperion Capital Management, Inc., One Liberty Plaza, 65 Broadway, 36th Floor, New York, New York 10006-1404. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D and Exhibits filed with the Schedule 13D are incorporated herein by reference. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Page 6 of 29 Pages

Item 3. Source and Amount of Funds or Other Consideration

The GIFT II Trust paid $10 million to the Fund on December 1, 2005 in exchange for 1,422,475.11 shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

Item 4. Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. As of December 1, 2005, GMTC managed for the benefit of the GIFT II Trust an aggregate of 18,580,349.73 Shares, representing 51.9% of the 35,773,390.58 then issued and outstanding Shares.

Except as set forth herein, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Fund in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTC). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5. Interest in Securities of the Issuer

(a)-(b) On December 1, 2005, GMTC managed for the benefit of the GIFT II Trust an aggregate of 18,580,349.73 Shares, representing 51.9% of the 35,773,390.58 then issued and outstanding Shares. As of December 1, 2005, each of the GIFT II Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTC, by virtue of their shared voting and dispositive power over 18,580,349.73 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GIFT II Trust has and may acquire. As of December 1, 2005, each of the GMAM I Trust, by virtue of its ownership of the Shares and GMIMCo, by virtue of its shared voting and dispositive power over 3,606,207.81 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GMAM I Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Page 7 of 29 Pages

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct GMTC to make payments from the GIFT II Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT II Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GIFT II Trust’s subscription agreement dated December 1, 2005 and the other subscription agreements previously described in Item 4 or Item 5 of the Schedule 13D and filed as Exhibits with the Schedule 13D, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT II Trust, GMIMCo or GMTC or, to the best of its knowledge, any executive officer or director of GM, the GMAM I Trust, the GIFT II Trust, GMIMCo or GMTC and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 29 Pages

Item 7. Material to be filed as Exhibits

EXHIBIT 1 - Subscription Agreement dated December 1, 2005, between GMAM Investment Funds Trust II and Hyperion Strategic Bond Fund, Inc.

EXHIBIT 2 - Joint Filing Agreement dated December 15, 2005, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 9 of 29 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST II
(by General Motors Trust Company, as trustee)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets,
General Motors Trust Company

Date: December 15, 2005

Page 10 of 29 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

Date: December 15, 2005

Page 11 of 29 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets

Date: December 15, 2005

Page 12 of 29 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST COMPANY

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets

Date: December 15, 2005

Page 13 of 29 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM
Percy N. Barnevik	Director

Erskine B. Bowles	Director	Chairman, Erskine Bowles & Co., LLC

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Codina Group, Inc.

John M. Devine	Vice Chairman and Chief Financial Officer

George M. C. Fisher	Director

Thomas A. Gottschalk	Executive Vice President, Law and Public Policy and General Counsel

Karen Katen	Director	Vice Chairman, Pfizer Inc and President, Pfizer Human Health

Kent Kresa	Director

Ellen J. Kullman	Director	Group Vice President–Safety & Protection, E.I. du Pont de Nemours and Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Global Product Development

E. Stanley O’Neal	Director	Chairman and Chief Executive, Merrill Lynch & Co., Inc.

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Page 14 of 29 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Vice President, Operations

Nancy C. Everett	Chief Investment Officer

David Hartman	Vice President and General Counsel

Duen-Li Kao	Senior Managing Director, Public Markets

Michael E. Klehm	Director, Senior Vice President and Chief Financial Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Fiduciary Communications and Secretary

B. Jack Miller	Director and Chief Client Officer

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Vice President, Finance and Treasurer

W. Allen Reed	Chairman of the Board of Directors and President and Chief Executive Officer

Robin H. Rocchi	Vice President, Investment Programs

Carlos Rosa	Vice President, Sales and Marketing

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Page 15 of 29 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST COMPANY

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Company is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Vice President, Operations

Nancy C. Everett	Chief Investment Officer

David Hartman	Vice President and General Counsel

Duen-Li Kao	Senior Managing Director, Public Markets

Michael E. Klehm	Director, Senior Vice President and Chief Financial Officer and Trust Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Fiduciary Communications and Secretary

B. Jack Miller	Director

Mary A. Mullin	Chief Compliance Officer

Charles G. Preseau	Vice President, Finance and Treasurer

W. Allen Reed	Chairman of the Board of Directors and President and Chief Executive Officer

Robin H. Rocchi	Vice President, Investment Programs

Carlos Rosa	Vice President, Sales and Marketing

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Page 16 of 29 Pages

EXHIBIT INDEX

EXHIBIT 1	Subscription Agreement dated December 1, 2005, between GMAM Investment Funds Trust II and Hyperion Strategic Bond Fund, Inc.

EXHIBIT 2	Joint Filing Agreement dated December 15, 2005 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 17 of 29 Pages

Exhibit 1

GENERAL MOTORS TRUST COMPANY,

AS TRUSTEE FOR

GMAM INVESTMENT FUNDS TRUST II

767 FIFTH AVENUE NEW YORK, NY 10153

December 1, 2005

Hyperion Strategic Bond Fund, Inc.

One Liberty Plaza

165 Broadway, 36th Floor

New York, NY 10006-1404

Re:	Subscription Agreement, dated the date hereof, to purchase shares of common stock, par value $.01, of Hyperion Strategic Bond Fund, Inc. (the “Fund”)

Ladies and Gentlemen:

In connection with our above-referenced subscription of shares of the Fund, the Subscription Agreement for Fund Shares (the “Subscription Agreement”) is hereby amended and modified as follows (capitalized terms used herein and not otherwise defined have the meanings set forth in the Subscription Agreement):

1.	In lieu of the statements, representations and warranties in clause (a) of the first paragraph of Section 2 and clause (b) of the fourth paragraph of Section 2 (collectively, the “Covered Provisions”) of the Subscription Agreement, the Investor states that:

(a) Investor is a group trust (the “Trust”) that was organized for the benefit of certain trusts (the “Plan Trusts”) under certain employee benefit plans for General Motors Corporation (the “Plans”). The Plan Trusts are the sole beneficiaries of the Trust;

(b) funds used or to be used by the Trust for the purpose of acquiring an interest in the Fund were or are to be contributed to the Trust for such purpose by the Plan Trusts; the Trust had and has no right to require such funds to be contributed to it; however, the decision that the Plan Trusts contribute such funds to the Trust and that the Trust acquire an interest in the Fund was made under the authority of the “named fiduciary” (as such term is defined in ERISA) with respect to investments of the Plans, which is the same person who usually passes on such matters for the Plan Trusts and, accordingly, was the result of one study and investigation;

(c) the named fiduciary of the Plans with respect to investments has the authority to dissolve the Trust and/or require the Trust to transfer an interest in the Fund to the Plan Trusts (or any other trust maintained under the Plans) at any time; and

(d) subject to the circumstances as described above (including the authority of the named fiduciary of the Plans with respect to investments), the Trust makes the statements, representations and warranties in the Covered Provisions.

2.	For purposes of Section 2 of the Subscription Agreement, the Investment Officer is Milla Krasnopolsky, Portfolio Manager, General Motors Investment Management Corporation.

Page 18 of 29 Pages

3.	Add the following representations and warranties as new Section 2(j): “The Fund has provided the Investor, and covenants to provide Investor in the future, with true, complete and correct copies of the form of all letters, agreements, undertakings and other documents (collectively referred to as “Side Letters”) by and among the Fund, its adviser or any person acting with respect to either, on the one hand, and any investor, on the other hand, relating to such Investor’s purchase of Fund Shares or any terms, conditions, operations, obligations or other understandings affecting the Fund. Investor may elect to receive, be covered by or be subject to any rights, benefits, provisions or modifications extended to other investors, which will automatically be offered to the Investor.”

4.	Add the following undertaking and representation as new Section 4: “The Adviser will cause the Fund (and any company controlled thereby) not to engage in any transaction that would result in an affiliated person or promoter of or principal underwriter for the Fund or any affiliated person of such a person, promoter, or principal underwriter, acting as principal to be in violation of Section 17 of the 1940 Act. The Adviser hereby acknowledges and represents that the Investor’s participation in a tender offer made by the Fund to all outstanding Fund shareholders will not violate Section 17 of the 1940 Act.”

5.	Add the following undertakings as new Section 5:

“(a) The Fund shall notify the Investor in writing as soon as the Fund or the Adviser reasonably becomes aware of any fact, event, issue or circumstance relating to or affecting the Fund’s regulated investment company status for Federal income tax purposes.

(b) The Adviser shall notify the Investor in writing as soon as the Adviser reasonably becomes aware of any fact, event, issue or circumstance that causes any of the Adviser’s representations and warranties in this Subscription Agreement regarding the Fund to be untrue or would result in any such representation and warranty being untrue.”

General Motors Trust Company, as trustee for GMAM Investment Funds Trust II

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets

AGREED AND ACCEPTED:

HYPERION STRATEGIC BOND FUND, INC.

By:	/s/ Daniel S. Kim
Name:	Daniel S. Kim
Title:	Secretary

HYPERION CAPITAL MANAGEMENT, INC.
as adviser to the Fund

By:	/s/ Daniel S. Kim
Name:	Daniel S. Kim
Title:	Secretary and General Counsel

Page 19 of 29 Pages

A-1

HYPERION STRATEGIC BOND FUND, INC.

SUBSCRIPTION AGREEMENT

The undersigned investor (“Investor”) hereby subscribes to purchase for shares of common stock in Hyperion Strategic Bond Fund, Inc. (the “Fund”) (such shares hereinafter referred to as “Fund Shares”) in the Subscription Amount set forth on the signature page hereof (“Subscription Amount”). Unless otherwise defined herein, or unless the context requires otherwise, the defined terms used herein have the same meaning as used in the Private Placement Memorandum of the Fund (the “Private Placement Memorandum”).

The Investor acknowledges that (i) this subscription, when received by the Fund, will be irrevocable, (ii) the Fund may reject the subscription in its absolute and sole discretion at any time prior to the delivery and payment for the Shares (the “Closing”), and (iii) this subscription will only be deemed to have been accepted upon confirmation that this Subscription Agreement has been accepted by the Fund, when payment for the Fund Shares has been made in accordance with the Trade Payment Authorization Form included as part of this booklet and when the Fund deposits, receives and acknowledges payment of the Subscription Amount by delivering a countersigned duplicate copy of this Agreement at the Closing. With this subscription, the Investor tenders the following completed and duly executed documents: (a) a completed Subscription Agreement; and (b) an Investor Qualification Statement, and (c) a Trade Payment Authorization Form. The Subscription Amount must be paid by check or wire transfer payable according to instructions provided in the Trade Payment Authorization Form.

1. Investor Acknowledgments and Representations

The Investor hereby acknowledges, represents, and warrants to, and agrees with the Fund as follows:

THIS OFFERING IS BEING MADE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE “SECURITIES ACT”) FOR AN OFFER AND SALE OF SECURITIES THAT DO NOT INVOLVE A PUBLIC OFFERING. THE FUND SHARES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF, EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THERE IS CURRENTLY NO PUBLIC OR OTHER MARKET FOR THE FUND SHARES, AND NONE IS EXPECTED TO DEVELOP. EACH PROSPECTIVE INVESTOR SHOULD PROCEED ONLY ON THE ASSUMPTION THAT SUCH PROSPECTIVE INVESTOR MAY HAVE TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES OFFERED HEREBY FOR AN INDEFINITE PERIOD OF TIME AND BEAR THE RISK OF A LOSS OF THE ENTIRE INVESTMENT.

THE FUND HAS NOT REGISTERED AS A DEALER WITH THE NEW YORK STATE ATTORNEY GENERAL, ON THE GROUNDS THAT THE SALE OF THE FUND SHARES IS NOT A PUBLIC OFFERING WITHIN THE MEANING OF § 359-E OF THE NEW YORK GENERAL BUSINESS LAW.

Page 20 of 29 Pages

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE FUND AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTORS MUST ALSO RELY ON THEIR RELATIONSHIP WITH THE PRINCIPALS OF THE OFFERING TO OBTAIN INFORMATION ABOUT THE BACKGROUND AND EXPERIENCE OF THE PRINCIPALS THAT THE INVESTORS CONSIDER MATERIAL TO AN INVESTMENT IN THE FUND.

2. Additional Representations and Warranties.

The Investor hereby represents and confirms that: (a) the Investor was not formed for the specific purpose of acquiring the Fund Shares, and has total assets in excess of $5,000,000; (b) the Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed; (c) the Investor has the power and authority to carry on the business in which it is engaged and to purchase the Fund Shares; and (d) the execution and delivery of this Subscription Agreement and all other documents and agreements relating to this investment by the Investor have been duly authorized by all necessary action and constitute the legal, valid and binding obligations of the Investor enforceable in accordance with their terms.

The undersigned hereby represents and confirms that, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing partnership, trust, corporation, or other entity for whom the undersigned is executing this Subscription Agreement, and such partnership, trust, corporation, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Fund and has its principal place of business at the address set forth or the signature page hereof and such entity has not been formed for the specific purpose of acquiring Fund Shares.

The Investor hereby confirms that if the Investor is a corporation: (a) the Investor is a widely held “C” corporation (i.e., 5 or fewer individuals do not hold 50% or more of the stock of the corporation) or (b) the Investor has discussed with its tax advisors the specific tax consequences to it that would result from the ownership of Fund Shares.

The Investor hereby acknowledges and represents that (a) the Investment Officer for the Investor has received and read a copy of the Private Placement Memorandum and has had an opportunity to ask questions concerning the matters stated in the Private Placement Memorandum and has relied only upon the information contained therein; (b) the Investor is purchasing the Fund Shares for its own account, for investment, and not with a view to, or for resale, fractionalization or further distribution; (c) the Investor, its advisers, if any, and any designated representatives, if any, have such knowledge and experience in financial and business matters necessary to evaluate the investment in the Fund, and have carefully reviewed and understand the risks associated with investments in the Fund, which are set forth in the Private Placement Memorandum.

The Investor has adequate means of providing for current and anticipated financial needs and contingencies, is able to bear the economic risk for an indefinite period of time and has no need for liquidity of the investment in the Fund Shares and could afford complete loss of such investment.

The Investor is not subscribing for Fund Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in securities generally.

Page 21 of 29 Pages

The Investor specifically acknowledges that by signing this Subscription Agreement, the Investor authorizes the Fund to cause the Investor to become a shareholder in the Fund.

This agreement shall be governed by and construed in accordance with the laws of the State of New York. The Investor hereby expressly submits to the jurisdiction of all federal and state courts located in the State of New York and consents that any process or notice of motion or other application to any of said courts or a judge thereof may be served within or without such court’s jurisdiction by registered mail or by personal service, provided a reasonable time for appearance is allowed. The Investor also waives any claim that the Supreme Court of the State of New York for the County of New York or the Federal District Court for the Southern District of New York is an inconvenient forum.

Hyperion Capital Management, Inc. (the “Adviser”) represents and warrants that:

(a) Organization and Standing of the Fund. The Fund is duly and validly organized, validly existing and in good standing as a corporation under the laws of the State of Maryland, and has all requisite power and authority under the Articles of Incorporation, Bylaws, and such laws to enter into and carry out the terms of the Subscription Agreements, to conduct its business as described in the Articles of Incorporation and the Bylaws, each as amended, and the Private Placement Memorandum and to issue and sell Fund Shares. There is no jurisdiction other than Maryland in which the Fund must be formed or qualified to enable it to engage in the business in which it is or will be engaged.

(b) Investment Company Act. The Fund is duly and validly registered as a closed-end management investment company under the Investment Company Act of 1940, as amended.

(c) Compliance with Other Instruments, etc. The Fund is not in violation of any term of the Articles of Incorporation or Bylaws, each as amended, or the Subscription Agreements, and the Fund is not in violation of any term of any other mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to it. The execution and delivery of the Subscription Agreements do not result in the violation of, constitute a default under or conflict with any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to the Fund or result in the creation of any mortgage, lien, encumbrance or charge upon any of the properties or assets of the Fund.

(d) Governmental and Regulatory Approval. Neither the execution and delivery of the Subscription Agreements nor the offer, issuance or sale of the Fund Shares requires any consent, approval or authorization from, or filing, registration or qualification with, any Federal, state or local governmental or regulatory authority (including, without limitation, registration under the Securities Act) on the part of the Fund not heretofore obtained or made, except for: (i) compliance by the Fund with the filing requirements of any applicable state securities (“Blue Sky”) laws; and (ii) compliance by the Fund with the filing requirements under Regulation D under the Securities Act.

(e) Litigation. There are no actions, proceedings or investigations pending or threatened (or any basis therefor known to the Fund) against the Fund or the Adviser which would result in any material adverse change in the business, prospects, condition, affairs or operations of the Fund or in any material liability on the part of the Fund or the adviser.

(f) Disclosure. The Private Placement Memorandum or the Subscription Agreements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they are or were made.

Page 22 of 29 Pages

(g) Fund Liabilities. Except as set forth in the Private Placement Memorandum, the Fund has not engaged in any transactions (other than offering under the Private Placement Memorandum) and does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others) and whether due or to become due (other than liabilities and obligations arising out of the offering under the Private Placement Memorandum).

(h) Issuance of the Fund Shares. All action required to be taken by the Fund as a condition to the issuance and sale of the Shares purchased by the Investor has been taken, and such Shares are duly and validly issued, fully paid and nonassessable.

(i) Articles of Incorporation. The Articles of Incorporation, and any amendments thereto, have been duly filed for record with the Secretary of State of Maryland, and the Fund shall deliver complete and correct copies of such to the Investor immediately following the Closing.

3. At the Closing, the Investor will pay to the Fund its total Subscription Amount of $10,000,000.

Page 23 of 29 Pages

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 1st day of December, 2005.

Dollar Amount of Subscription Amount: $10,000,000

General Motors Trust Company, as Trustee for
GMAM Investment Funds Trust II
Print Full Legal Name of Partnership, Corporation, Trust, Employee Benefit Plan or Other Entity (if applicable).

By	/s/ Duen-Li Kao
(Signature of Authorized Signatory)

Name:	Duen-Li Kao

Title:	Senior Managing Director, Public Markets

Address:	767 Fifth Avenue
New York, NY 10153

Employer Identification
Number (if applicable): 01-6231432

Date and State of Incorporation or Organization (if applicable): not applicable

Date on which Taxable Year Ends: September 30

Telecopy Number: 212-418-3653

ACCEPTED AS OF

THE DATE HEREOF:

Hyperion Strategic Bond Fund, Inc.

By:	/s/ Daniel S. Kim
Name:	Daniel S. Kim
Title:	Secretary

Page 24 of 29 Pages

A-2

HYPERION STRATEGIC BOND FUND, INC.

INVESTOR QUALIFICATION STATEMENT

The shares of common stock of Hyperion Strategic Bond Fund, Inc. (the “Fund”) (such shares hereinafter referred to as “Fund Shares”) are being offered to a limited number of qualified institutional accredited investors, without registration under the Securities Act of 1933, as amended (the “Act”), in reliance on the private offering exemption pursuant to Section 4(2) of the Act and Regulation D, and without registration under the securities laws of the states in which the Fund Shares are offered and sold in reliance on applicable state securities exemptions.

The information and representations provided in this Investor Qualification Statement will be used to determine whether the Investor is qualified to purchase the Fund Shares under Regulation D and applicable state securities laws and rules.

General Information

1.	Full legal name of Investor:

General Motors Trust Company, as Trustee for GMAM Investment Funds Trust II

2.	Address of principal place of business:

767 Fifth Avenue, New York, NY 10153

3.	Name, title, business address and telephone number of officer to whom all correspondence should be addressed:

Duen-Li Kao

767 Fifth Avenue

New York, NY 10153

Telephone Number: 212-418-6325

4.	Investor’s federal tax identification number:

01-6231432

5.	Date and state of incorporation:

not applicable

Page 25 of 29 Pages

6.	Date on which taxable year ends:

September 30

7.	Nature of Investor’s business:

pension trust

Accredited Institutional Investor Information

Initial all appropriate spaces below to indicate the basis on which the undersigned qualifies as an accredited investor.

☐	The undersigned hereby certifies that it is a bank as defined in section 3(a)(2) of the Securities Act of 1933.

☐	The undersigned hereby certifies that it is a savings and loan association or building and loan association, cooperative bank, homestead association, or similar institution, which is supervised and examined by state or federal authority having supervision over any such institution, whether acting in its individual or fiduciary capacity.

☐	The undersigned hereby certifies that it is a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

☐	The undersigned hereby certifies that it is an insurance company as defined in section 2(13) of the Securities Act.

☐	The undersigned hereby certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act.

☐	The undersigned hereby certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	The undersigned hereby certifies that it is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

☒	The undersigned hereby certifies that it is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000; or, if a self-directed plan, with investment decisions made solely by persons described as accredited investors herein.

☐	The undersigned hereby certifies that it is a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

Page 26 of 29 Pages

☐	The undersigned hereby certifies that it is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

Additional Representations and Warranties

The Investor makes the following additional representations and warranties:

1. The Investor, if a corporation, is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated.

2. The Investor, if a corporation, has the corporate power and authority to carry on the business in which it is engaged and to purchase the Fund Shares.

3. The undersigned, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing partnership, trust, corporation, or other entity for whom the undersigned is executing this Subscription Agreement, and such partnership, trust, corporation, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Fund.

4. The execution and delivery of the Subscription Agreement, the Investor Qualification Statement, and all other documents and agreements relating to an investment by the Investor in the Fund have been duly authorized by all necessary corporate action and constitute the legal, valid and binding obligations of the Investor enforceable in accordance with their terms.

5. The execution and delivery of the Subscription Agreement, the Investor Qualification Statement, and all other documents and agreements relating to an investment by the Investor in the Fund do not, and the performance of the terms thereof will not, contravene any provision of existing law or regulations, or of the charter or bylaws of the Investor, and will not conflict with or result in any breach of the terms, conditions or provisions of, or constitute a default under, or result in or permit the creation or imposition of any lien, charge or encumbrance upon any of the properties of the Investor pursuant to, any indenture, mortgage or other agreement or instrument or any judgment, decree, order or decision to which the Investor is a party or by which it is bound.

6. Under existing law, no approval, authorization, license, permit or other action by or filing with, any Federal, state, municipal or other governmental commission, board or agency is required on the part of the Investor in connection with the execution and delivery by the Investor of the Subscription Agreement, the Investor Qualification Statement, or any other documents or agreements relating to an investment by the Investor in the Fund, or the consummation of the transactions contemplated thereby.

7. The Investor, by execution of the Investor Qualification Statement, hereby certifies that the information, representations and warranties provided by it hereunder are true, accurate and correct.

Page 27 of 29 Pages

IN WITNESS WHEREOF, the undersigned has executed this Investor Qualification Statement this 1st day of December, 2005.

Dollar Amount of Subscription Amount: $10,000,000

General Motors Trust Company, as Trustee for
GMAM Investment Funds Trust II
Print Full Legal Name of Partnership, Corporation, Trust, Employee Benefit Plan or Other Entity (if applicable).

By	/s/ Duen-Li Kao
(Signature of Authorized Signatory)

Name:	Duen-Li Kao

Title:	Senior Managing Director, Public Markets

Address:	767 Fifth Avenue

New York, NY 10153

Employer Identification
Number (if applicable): 01-6231432

Date and State of Incorporation or Organization (if applicable): not applicable

Date on which Taxable Year Ends: September 30

ACCEPTED AS OF

THE DATE HEREOF:

Hyperion Strategic Bond Fund, Inc.

By:	/s/ Daniel S. Kim
Name:	Daniel S. Kim
Title:	Secretary

Page 28 of 29 Pages

Exhibit 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 14 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Strategic Bond Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 15, 2005

GMAM INVESTMENT FUNDS TRUST II (by General
Motors Trust Company, as trustee)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets,
General Motors Trust Company

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets

GENERAL MOTORS TRUST COMPANY

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Senior Managing Director, Public Markets

Page 29 of 29 Pages